ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

1 December 2010

Director/PDMR Shareholding

Reed Elsevier has received notification that today, Mr Andrew Prozes, a director of Reed Elsevier PLC and Reed Elsevier NV, exercised 1,000 options granted to him in February 2003 over Reed Elsevier PLC shares at 415.50p per share. Mr Prozes then sold all of the shares at 512.70p per share.

As a consequence of this transaction, Mr Prozes’s interests in Reed Elsevier’s issued share capital remains unchanged at:

148,142 Reed Elsevier PLC ordinary shares; and

112,004 Reed Elsevier NV ordinary shares.